UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TICKETMASTER ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

88633P302

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Number: 88633P302

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,643,957

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 16,643,957

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,643,957

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 29.1%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)               Calculated based on 57,212,272  shares of common stock of Ticketmaster Entertainment, Inc. outstanding, based on amounts disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

TICKETMASTER ENTERTAINMENT, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Ticketmaster Entertainment, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on August 29, 2008 (the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 4.	Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained under Item 6 below is incorporated by reference in this Item 4.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Liberty Schedule 13D or as has been publicly announced by the Issuer or Liberty, Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Person has the sole power to vote or to direct the voting of 16,643,957 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of the Common Stock of the Issuer, representing approximately 29.1% of the Common Stock of the Issuer.  For purposes of computing the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is 57,212,272, based on amounts disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2008.

Mr. Robert Bennett, a Director of Liberty, beneficially owns 2,555 shares of Common Stock.

Other than as stated herein, no transactions were effected by the Reporting Person in the Common Stock during the 60 days preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On February 10, 2009, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Live Nation, Inc., a Delaware corporation (“Live Nation”), pursuant to which the Issuer will merge (the “Merger”) with and into a Delaware limited liability company and wholly owned subsidiary of Live Nation (“Merger Sub”), with Merger Sub continuing as the surviving corporation following the Merger. In the Merger each issued and outstanding share of Common Stock will be converted into the right to receive 1.384 (the “Exchange Ratio”) shares of Live Nation common stock, par value $0.01 per share (“Live Nation Common Stock”).

In connection with the execution of the Merger Agreement, Liberty entered into a Voting Agreement (the “Voting Agreement”) with Live Nation and a Stockholder Agreement (the “Stockholder Agreement”) with Live Nation and the Issuer.  The following is a summary of the material terms of the Voting Agreement and the Stockholder Agreement.  The following descriptions do not purport to cover all of the provisions of the Voting Agreement or the Stockholder Agreement and are qualified in their entirety by reference to the full text of the agreements, which have been filed as Exhibits 7(d) and 7(e) hereto, respectively, and are incorporated herein by reference.

Voting Agreement

The Voting Agreement provides, among other things, that Liberty will, subject to certain exceptions, vote the shares of Common Stock beneficially owned by Liberty in favor of the adoption by the Issuer of the Merger Agreement and the approval of the Merger at any meeting of the Issuer’s stockholders at which the Merger Agreement and Merger are submitted for a vote of the Issuer’s stockholders (or pursuant to written consent).  Liberty is not obligated to vote in favor of the adoption of the Merger Agreement or the approval of the Merger if there is any amendment to the Merger Agreement (a “Prohibited Amendment”) that (a) changes the Exchange Ratio or the form of consideration payable in the Merger in a manner adverse to the holders of Common Stock, (b) changes the federal income tax treatment of the Merger in a manner adverse to exchanging holders of Common Stock, the Issuer or Live Nation, (c) imposes supermajority voting requirements on actions taken following the effective time of the Merger by the Board of Directors of Live Nation, or (d) changes the Live Nation Certificate of Incorporation.  In addition, Liberty has agreed to refrain from disposing of its shares of  Common Stock, except as provided in the SpinCo Agreement, or from soliciting alternative acquisition proposals to the Merger.

Stockholder Agreement

Representation of Liberty on the Live Nation Board of Directors after the Merger

The Stockholder Agreement provides that, effective upon the closing of the Merger and so long as Liberty beneficially owns shares of Live Nation Common Stock representing at least 50% of the number of shares of Live Nation Common Stock beneficially owned by Liberty immediately after the Merger (or, if sooner, following the second anniversary of the Merger, the date Liberty’s beneficial ownership of Live Nation Common Stock falls below 5% of the total voting power of Live Nation’s equity securities), Liberty has the right to nominate up to 2 of the directors serving on the Board of Directors of Live Nation.  Pursuant to the Stockholder Agreement, Live Nation will (i) effective as of the closing of the Merger, cause the Liberty designees to be elected or appointed to the Board of Directors of Live Nation, (ii) after the closing of the Merger, cause each director that Liberty nominates to be included in the slate of nominees recommended by the Board of Directors of Live Nation to the stockholders of Live Nation for election as directors at each annual meeting of stockholders that such director’s term expires, (iii) after the closing of the Merger, use commercially reasonable efforts to cause the election of each such Liberty designee, including soliciting proxies in favor of the election of such designees, and (iv) take all action necessary to cause the entire Board of Directors of Live Nation as of the effective time of the Merger to be comprised of fourteen (14) directors.  Liberty has the right to designate a replacement director to the Board of Directors of the Issuer in order to fill any vacancy of a director previously designated by Liberty.

One of Liberty’s nominees serving on the Board of Directors of Live Nation must qualify as “independent” under applicable stock exchange rules.  In addition, pursuant to the Stockholder Agreement, one of Liberty’s designees will be appointed to serve on the Audit Committee and one of Liberty’s designees will be appointed to serve on the Compensation Committee, so long as, in each case, such nominee meets the independence requirements of the stock exchange to be appointed to such committee.

Acquisition Restrictions and other Governance Matters

Pursuant to the Stockholder Agreement, Liberty will not acquire (except acquisitions made pursuant to rights offerings or similar offerings generally available to holders of equity securities of Live Nation) beneficial ownership of any equity securities of the Issuer unless after giving effect to such acquisition, Liberty’s voting power of Live Nation would not exceed the Applicable Percentage.  The “Applicable Percentage” initially is 35% and will be reduced for specified transfers of equity securities of the Issuer by Liberty.

Pursuant to the Stockholder Agreement, Live Nation has approved Liberty and its affiliates as an “interested stockholder” under Section 203 of the Delaware General Corporation Law, and Live Nation will amend its stockholder rights plan prior to the Merger to permit Liberty and its affiliates to acquire voting equity securities of the Company up to the Applicable Percentage without triggering the issuance of rights under such plan.

Registration Rights

Live Nation agreed to enter into a registration rights agreement with Liberty prior to the completion of the Merger with substantially similar terms and provisions as Liberty’s current registration rights agreement with the Issuer.

Item 7.	Material to be Filed as Exhibits

7(a)                           Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII,  Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 and incorporated herein by reference).

7(b)                          Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

7(c)                           Registration Rights Agreement, dated as of August 20, 2008, among Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

7(d)                          Voting Agreement between Liberty USA Holdings, LLC and Live Nation, Inc., dated February 10, 2009. (filed as Exhibit  10.1 to Live Nation’s Current Report on Form 8-K (SEC File No. 001-32601) dated February 13, 2009 and incorporated herein by reference).

7(e)                           Stockholder Agreement among Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC and Ticketmaster Entertainment, Inc., dated February 10, 2009 (filed as Exhibit  10.2 to Live Nation’s Current Report on Form 8-K (SEC File No. 001-32601) dated February 13, 2009 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 25, 2009	LIBERTY MEDIA CORPORATION

	By:	/s/ Craig Troyer
Craig Troyer
Vice President